EXHIBIT NO. 99-B












                       KAMINE/BESICORP SOUTH GLENS FALLS L.P.

                                Financial Statements

                             December 31, 1996 and 1995

                     (With Independent Auditors' Report Thereon)

                            Independent Auditors' Report

The Partners
Kamine/Besicorp South Glens Falls L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp South Glens Falls L.P. as of December 31, 1996 and 1995, and the related statements of operations, partners' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp South Glens Falls L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

February 21, 1997

                     KAMINE/BESICORP SOUTH GLENS FALLS L.P.
                                 Balance Sheets
                           December 31, 1996 and 1995


                           Assets                                  1996         1995


Current assets:
 Cash                                                          $ 1,127,247      814,312
 Cash held in escrow                                               634,701      568,317
 Accounts receivable, net                                        2,247,012    2,403,354
 Other receivables                                               1,464,997      604,469
 Prepaid expenses and other current assets                         487,732      427,760
 Current portion of loans receivable from affiliate (note 8)       126,042      111,243
                                                                ----------   ----------
     Total current assets                                        6,087,731    4,929,455
                                                                ----------   ----------
Facility under capital lease (note 4)                           51,002,261   51,002,261
 Less accumulated amortization                                   4,153,593    2,116,694
                                                                ----------   ----------
     Facility under capital lease, net                          46,848,668   48,885,567
                                                                ----------   ----------
Other assets:
 Cash held in escrow                                             2,500,000    1,500,000
 Loans receivable from affiliate (note 8)                        2,325,875    2,451,917
 Deferred organization and start-up costs, less accumulated
  amortization of $245,772 and $203,352 at December 31, 1996
  and 1995, respectively                                                --       42,420
                                                                ----------   ----------
     Total other assets                                          4,825,875    3,994,337
                                                                ----------   ----------
     Total assets                                              $57,762,274   57,809,359
                                                                ----------   ----------
                                                                ----------   ----------
              Liabilities and Partners' Equity

Current liabilities:
 Current installments of long-term debt (note 5)                   203,580      197,060
 Accounts payable                                                2,408,745    1,880,343
 Amounts due to related parties (notes 2 and 8)                  1,219,417      792,619
 Accrued expenses and other current liabilities                    343,639      251,878
 Obligations under capital leases (note 4)                       1,291,054    1,116,154
                                                                ----------   ----------
     Total current liabilities                                   5,466,435    4,238,054

Long-term debt, excluding current installments (note 5)          3,175,329    3,378,909
Obligations under capital leases (note 4)                       47,704,890   48,995,943
Deferred gain on sale of Facility (note 3)                       1,039,939    1,085,154
                                                                ----------   ----------
     Total liabilities                                          57,386,593   57,698,060
                                                                ----------   ----------
Partners' equity (note 2):
 General partners                                                  198,915       49,773
 Limited partners                                                  176,766       61,526
                                                                ----------   ----------
     Total partners' equity                                        375,681      111,299

Commitments and contingencies (notes 4, 5, 6 and 7)             ----------   ----------
     Total liabilities and partners' equity                    $57,762,274   57,809,359
                                                                ----------   ----------
                                                                ----------   ----------
See accompanying notes to financial statements.


                     KAMINE/BESICORP SOUTH GLENS FALLS L.P.
                            Statements of Operations
                  Years ended December 31, 1996, 1995 and 1994


                                                      1996         1995           1994


Revenues (note 7)                                 $28,935,773   26,024,574     31,846,354
                                                   ----------   ----------     ----------
Operating expenses:
 Depreciation                                              --           --      2,616,096
 Amortization of asset under capital lease          2,036,899    2,060,263         56,431
 Fuel (note 1)                                     10,151,755    9,893,914     13,949,704
 Operations and maintenance (note 7)                1,565,366    1,596,461      1,777,704
 Overhaul (note 7)                                    408,773      475,205        617,975
 Administrative fee (notes 2 and 8)                   328,843      318,278        307,488
 Insurance                                            330,215      316,407        284,705
 Amortization of organization costs (note 1)           42,420       49,155         49,155
 Amortization of financing costs (note 1)                  --           --        134,962
 Utilities                                            144,281      216,257        157,971
 Property taxes                                       334,747      319,889        232,403
 Other                                                258,288      373,654        350,433
                                                   ----------   ----------     ----------
     Total operating expenses                      15,601,587   15,619,483     20,535,027
                                                   ----------   ----------     ----------
     Income from operations                        13,334,186   10,405,091     11,311,327
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (6,575,376)  (6,778,629)    (5,706,632)
 Contract rights (note 8)                            (994,639)  (2,703,132)      (814,556)
 Cash flow fees (note 8)                             (481,622)     (69,070)            --
 Interest income                                      403,248      361,085         41,616
 Gain on sale of Facility (note 3)                     45,215       45,216          1,238
 Other expenses                                       (41,008)     (41,382)       (66,345)
                                                   ----------   ----------     ----------
     Total other expense                           (7,644,182)  (9,185,912)    (6,544,679)
                                                   ----------   ----------     ----------
     Income before extraordinary item               5,690,004    1,219,179      4,766,648
Extraordinary item (note 1)                                --           --     (1,649,500)
                                                   ----------   ----------     ----------
     Net income                                   $ 5,690,004    1,219,179      3,117,148
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                     KAMINE/BESICORP SOUTH GLENS FALLS L.P.
                  Statements of Partners' Equity (Deficiency)
                  Years ended December 31, 1996, 1995 and 1994


                                                    General      Limited         Total
                                                    partners     partners


Partners' deficiency at December 31, 1993         $  (836,445)    (147,630)      (984,075)
Partners' contributions                               425,000       75,000        500,000
Partners' distributions (note 2)                     (245,802)  (2,543,380)    (2,789,182)
Net income (note 2)                                   524,576    2,592,572      3,117,148
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1994            (132,671)     (23,438)      (156,109)
Partners' distributions (note 2)                     (509,378)    (442,393)      (951,771)
Partnership restructuring (note 2)                     50,534      (50,534)            --
Net income (note 2)                                   641,288      577,891      1,219,179
                                                   ----------   ----------     ----------

Partners' equiity at December 31, 1995                 49,773       61,526        111,299

Partners' distributions (note 2)                   (2,843,800)  (2,581,822)    (5,425,622)
Net income (note 2)                                 2,992,942    2,697,062      5,690,004
                                                   ----------   ----------     ----------
Partners' equiity at December 31, 1996            $   198,915      176,766        375,681
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                     KAMINE/BESICORP SOUTH GLENS FALLS L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1995, 1994 and 1993

                                                               1996        1995           1994

Cash flows from operating activities:
 Net income                                                $ 5,690,004   1,219,179       3,117,148
 Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                                   --          --       2,616,096
     Amortization of Facility under capital lease            2,036,899   2,060,263          56,431
     Amortization of deferred financing costs and
       deferred organization and start-up costs
       (including write-off of balance of deferred
       financing costs)                                         42,420      49,155       1,833,617
     Amortization of deferred gain                             (45,215)    (45,216)         (1,238)
     Changes in operating assets and liabilities:
       (Increase) decrease in escrow accounts               (1,066,384) (1,538,789)        174,784
       (Increase) decrease in receivables                     (704,186)    224,898         460,323
       (Increase) decrease in prepaid expenses and other
          current assets                                       (59,972)    272,686        (331,090)
       Decrease in other assets                                     --          --         125,000
       Increase (decrease) in accounts payable                 528,402    (965,537)        714,820
       Increase (decrease) in due to related parties           426,798     217,378         (98,883)
       Increase (decrease) in accrued expenses and other
          current liabilities                                   91,761     (62,528)       (206,606)
       Decrease in deferred revenue                                 --          --      (2,947,589)
       (Decrease) increase in accrued interest under
          capital lease                                             --    (175,789)        175,789
       Increase in deferred gain on sale of Facility                --          --       1,131,608
                                                            ----------  ----------     -----------
          Net cash provided by operating activities          6,940,527   1,255,700       6,820,210
                                                            ----------  ----------     -----------
Cash flows from investing activities:
 Proceeds from sale of Facility, net                                --          --      50,030,275
 Deferred gain on sale of Facility                                  --          --      (1,131,608)
                                                            ----------  ----------     -----------
          Net cash provided by investing activities                 --          --      48,898,667
                                                            ----------  ----------     -----------
Cash flows from financing activities:
 Payments on capital lease obligation                       (1,116,153)   (890,164)             --
 Payments on permanent financing                                    --          --      (4,950,574)
 Repayment of permanent financing                                   --          --     (47,323,864)
 Payments on note payable to bank                                   --          --      (1,000,000)
 Proceeds from long-term debt                                       --     424,092       3,728,861
 Payments on long-term debt                                   (197,060)   (576,985)             --
 Decrease (increase) in loans receivable from affiliate        111,243      74,813      (2,637,973)
 Partners' contributions                                            --          --         500,000
 Partners' distributions                                    (5,425,622)   (951,771)     (2,789,182)
                                                            ----------  ----------     -----------
          Net cash used in financing activities             (6,627,592) (1,920,015)    (54,472,732)
                                                            ----------  ----------     -----------
          Net increase (decrease) in cash                      312,935    (664,315)      1,246,145
Cash at beginning of year                                      814,312   1,478,627         232,482
                                                            ----------  ----------     -----------
Cash at end of year                                        $ 1,127,247     814,312       1,478,627
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest                         $ 6,606,816   6,960,374       5,568,292
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
Noncash investing and financing activities:
 Capital lease                                             $        --          --      51,550,000
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
 Capital lease repricing adjustment (note 4)               $        --     547,739              --
                                                            ----------  ----------     -----------
                                                            ----------  ----------     -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP SOUTH GLENS FALLS L.P.

                            Notes to Financial Statements

                             December 31, 1996 and 1995





(1) Organization and Summary of Significant Accounting Policies

Organization

Kamine/Besicorp South Glens Falls L.P. (the Partnership) is a Delaware limited partnership formed on February 27, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 59-megawatt cogeneration facility (the Facility or the Project) on the premises of James River II, Inc. (James River) in South Glens Falls, New York (premises sold to Encore Paper Company (Encore) in March 1992). The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of energy.

The general partners of the Partnership are Kamine South Glens Falls Cogen Co., Inc. (KSGFCCI) and Beta South Glens Falls Inc. (a subsidiary of Besicorp Group Inc. (Besicorp)), each of which retains a 42.5% interest in the Partnership. Ansaldo North America Inc. (Ansaldo) was a limited partner with a 15% interest and was the construction contractor. On July 8, 1994, affiliates of the general partners, Kamine Development Corp. (KDC) and Beta C&S Limited, each acquired 50% of the Ansaldo limited partner interest. On May 3, 1995, KSGFCCI restructured its 42.5% general partner interest in the Project to a 32.4% limited partner interest and a 10.1% general partner interest. KDC and KSGFCCI assigned the economic rights of their limited partner interests to a trust, with Chemical Bank as trustee, on May 3, 1995.

The Facility began commercial operations on November 12, 1991. Substantially all revenues from the Facility are generated by selling power to one customer, Niagara Mohawk Power Corporation (NIMO). Sales to NIMO approximated 98%, 98% and 96% of total revenues in 1996, 1995 and 1994, respectively.

The Partnership conveyed ownership of the Facility to the County of Saratoga Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the Project from property taxes during IDA ownership. Payments in lieu of real property taxes are made to the IDA under an agreement dated January 1, 1991. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

(1), Continued

Summary of Significant Accounting Policies

Plant and Equipment

Prior to the sale of the Partnership's interest in the Facility, plant and equipment was stated at cost, less accumulated depreciation. Maintenance and repairs which did not enhance the value or increase the basic productive capacity of the asset were charged to operations as incurred. Depreciation of assets was computed on a straight- line method over their useful lives of 20 years, commencing on the date the Facility was placed into service.

Effective November 5, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 7). The effect of this change in estimate was immaterial to the 1994 statement of operations.

     At the sale date, the net book value of $48,898,667 was recorded as a cost of the sale.

     Gain on Sale

     The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

     Amortization of Capital Lease

     Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

     Deferred Financing Costs

     The deferred financing costs were being amortized on a straight-line basis over the life of the permanent financing, which was 15 years commencing on the date the Facility was placed in service. Amortization charged to operations for the year ended December 31, 1994 was $134,962.

     On the date of sale of the Facility to GECC, the term loans were repaid and the unamortized deferred financing costs of $1,649,500 were expensed and recorded as an extraordinary item in connection with the early retirement of debt.

     Deferred Organization and Start-up Costs

     The deferred organization and start-up costs were amortized on a straight-line basis over a 60-month period commencing on the date the Facility was placed in service. Amortization expense charged to operations for the years ended December 31, 1996, 1995 and 1994 was $42,420, $49,155 and $49,155,
respectively.

(1), Continued

     Revenue Recognition

     Revenues are recognized as earned.

     Income Taxes

     Income taxes have not been provided, since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

     Fuel Sales

     Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1996, 1995 and 1994 totaled $7,038,129, $3,317,199 and $1,363,637, respectively.

     Escrow Accounts

     An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Summit Bank (Summit), formerly United Jersey Bank. Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts at December 31, 1996 and 1995 consist of a current account principally for the payment of taxes and insurance, and two long-term accounts - a reserve for lease payments and an alternate steam host reserve.

     Financial Instruments

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of such instruments. Management believes that the carrying amount of loans receivable and long-term debt approximates fair value based on rates that would be offered by the Partnership for issuance of loans and rates that would be offered to the Partnership for debt, with similar maturities and characteristics.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Partnership adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. The Statement requires that long- lived assets and certain identifiable

(1), Continued

     intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership financial position or results of operations.

     Use of Estimates

     In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

     Risks and Uncertainties

     The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

     The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction in the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. The PPA of the Partnership is included among these contracts. Discussions between NIMO and the holders of the power contracts are continuing. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

(1), Continued

     Reclassification

     Certain items in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

(2) Allocation of Income, Losses and Cash Distributions

     A separate capital account has been established and maintained for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the

Partnership (subject to certain provisions).

     In accordance with the Amended and Restated Partnership Agreement, a special allocation was made in 1994 to the new limited partners, KDC and Beta C&S Limited. Each limited partner received a priority distribution of $1,250,000 from proceeds of the sale of the Facility.

     Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, except that, to the extent any allocation of losses would reduce any limited partner's adjusted capital account balance, as defined and agreed by the partners, below zero, such portion of losses shall be specially allocated to the general partners in equal shares and, in turn, any subsequent profits shall be allocated so as to reverse the effect of such special allocation of losses.

     The partners' capital accounts were restructured in 1995 to reflect KSGFCCI's change in its general partner interest from 42.5% to 10.1% in exchange for a 32.4% limited partner interest. The net effect of this change is a $50,534 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

     Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a .769% (.75% plus 2.5% surcharge thereon) rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1996, 1995 and 1994 were for payment of such taxes, as well as net cash flow distributions. Partners' distributions in 1994 also included the priority distribution from the sale of the Partnership's interest in the Facility.

(2), Continued

     In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in the Employment Cost Index), contractual rights to cash flow development fees, and certain other project management cost reimbursements under various contractual agreements.

(3) Sale of Facility

     The Partnership's interest in the Facility was sold on December 22, 1994 to GECC for $51,550,000. Proceeds from the sale were used to repay the outstanding loans, pay a fee to GECC and to partially fund transaction costs. A gain on sale of $1,131,608 was deferred and is being recognized over the term of the lease. In 1996, 1995 and 1994, $45,215, $45,216 and $1,238, respectively, of the gain was recognized.

(4) Lease of Facility

     The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 25 years with an option to renew for up to three years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

     On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment was transferred to M&T. In addition, the rental payments were revised on the repricing date to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $547,739 on December 20, 1995.

     At December 31, 1996, the future minimum annual lease payments for the capital lease obligation are as follows:


1997                                   $  7,315,460
1998                                      7,315,460
1999                                      7,315,460
2000                                      7,315,460
2001                                      7,315,460
Thereafter                               80,204,349
                                        -----------
                                        116,781,649
Less interest                            67,785,705
                                        -----------
Future minimum annual lease payments   $ 48,995,944
                                        -----------
                                        -----------


(5) Financing

     On July 9, 1992, the Partnership and GECC executed permanent financing arrangements that were effective as of June 29, 1992. GECC provided term debt with quarterly repayments over a term of 15 years commencing on June 30, 1992 in an initial amount of $43,000,000 at an interest rate of 11.226%.

     GECC also provided additional term debt with repayments over five years in the amount of $17,000,000 at an interest rate of 9.891%.

     Upon the permanent financing closing, GECC, in addition to the commitments to provide the term debt, committed to provide the Project with a working capital facility in a maximum amount of $2,000,000 with a floating interest rate of the prime rate, as defined, plus 2%. GECC also committed to the issuance of letters of credit in an aggregate maximum amount of $4,000,000. This agreement was terminated on the date of the sale of the Facility. On December 22, 1994, the term debt was repaid from the proceeds of the sale of the Facility.

     On December 9, 1994 a Term Loan, Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $750,000 to fund construction for certain alterations to the Facility, which were purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995. In addition, a Tranche B Term Loan for up to $4,250,000 was provided ($3,378,909 and $3,575,969 outstanding at December 31, 1996 and 1995, respectively) to fund transaction costs not funded by the sale proceeds and a loan to a related party which will be repaid over 12 years (see note 8). An amendment to the Tranche B Term Loan was entered into on December 20, 1995 which fixed the interest rate at 10.21% effective December 1, 1995. In addition, a Working Capital Commitment of $2,000,000 is available to the Partnership, as well as up to $4,000,000 for Letters of Credit related to fuel obligations. At December 31, 1996 and 1995, there were no borrowings outstanding under the Working Capital Commitment. At December 31, 1996, the Partnership had open letters of credit of $1,726,108.

     The total amounts of long-term debt due under the Tranche B Term Loan during each of the next five years are as follows:


Year ending December 31:

   1997                             $203,580
   1998                              225,684
   1999                              250,187
   2000                              276,522
   2001                              307,373
                                     -------
                                     -------


(5) Financing

     The Partnership also entered into an Alternate Working Capital Agreement with Summit as of June 29, 1992. Summit provided a $2,000,000 line of credit secured by receivables and inventory of the Project. Summit received an annual facility fee of 1/2% of the committed facility and received interest at the rate of 1% above its Floating Base Rate (prime) on amounts borrowed. There were no outstanding borrowings at December 31, 1995. This agreement expired as of June 30, 1996.

(6) Lease of Land

     The Facility is on a parcel of land owned by Encore adjacent to its paper mill. The land is leased to the

Partnership for a nominal amount. In 1994, the lease was amended to extend the term to 40 years from December 22, 1994. The lease has been assigned to M&T in connection with the sale of the Facility.

(7) Commitments and Contingencies

     Commitments

     Affiliates of the Partnership entered into a PPA with NIMO dated as of June 5, 1987 with approval by the New York Public Service Commission (the Commission) on September 1, 1987. The PPA was assigned to the Partnership. NIMO agreed to purchase electricity generated by the Facility for a term of 20 years from the date of commercial operation at the higher of $.06 per kilowatt-hour or actual avoided cost, as defined.

     As of May 22, 1992, the Partnership entered into an amendment to the PPA whereby the amount of electricity to be sold was increased from approximately 49 megawatts (original capacity) to 55 megawatts in the summer period and 59 megawatts in the winter period (subject to adjustment based on performance). Revenues for the original capacity continued to be earned based on the higher of $.06 per kilowatt-hour or actual avoided cost, as defined, for the amount of electricity generated. For the additional capacity, NIMO was to make payments at $.06 per kilowatt-hour for five years from the date of the amendment, with the difference between $.06 and actual energy-only tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). After the five-year period, the additional capacity was to be sold to NIMO at statutorily required minimum rates less the amount required to liquidate the adjustment account over the remaining life of the PPA. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

     An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 5, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 5, 1994. In addition, the NIMO adjustment account of $4,939,571 at November 5, 1994 was eliminated and was included in 1994 revenues as a result of the amended and restated PPA.

(7), Continued

     The Partnership entered into an Energy Service Agreement (ESA) with James River dated as of October 31, 1989. James River was to purchase mill requirements for steam from the Facility at the mill's energy cost according to formulas and methodology set forth in the ESA for a term of 20 years from the date of commercial operation. The ESA provided for a share of the Facility's revenues to be paid to James River. As of March 12, 1992, all of James River's rights, title, and interest in and to the ESA, except its right to receive a share of the Facility's revenues, were transferred to Encore. This ESA was terminated on August 15, 1994. As of October 21, 1994, the Partnership entered into a new ESA with Encore for a term of 35 years with pricing terms as defined in the ESA.

     The Partnership entered into a Peak Shaving Agreement with NIMO as of June 29, 1992. Under this agreement, NIMO can take the Partnership's contracted natural gas, subject to defined limitations, for up to 35 days from every November 15 to April 16 of the following year. As compensation, the Partnership receives a fee of 25 cents to 75 cents per decathern of gas plus the cost of alternate fuel or the cost of the gas. Revenues realized pursuant to this agreement were $316,431 in 1996. There were no revenues realized pursuant to this agreement in 1995 and 1994.

     The Partnership entered into an Operations and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) as of January 31, 1991. The O&M Agreement was amended and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive six-year term, unless 12 months' prior notice is given by the Partnership to the Operator. Compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Operating Hour, both amounts subject to annual escalation beginning January 1, 1995 based upon changes in the Producer Price Index (PPI). The Operator will also be paid a fee for major facility overhauls at a rate that ranges from (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Equivalent Operating Hour, as defined. This fee is also subject to annual escalations based upon changes in the PPI. The agreement also provided for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date, as defined. The agreement also provides for the Operator to receive a bonus or be obligated to pay a penalty based on a performance factor, as defined. The Partnership will reimburse the Operator for letter of credit fees and insurance premiums based upon evidence by the Operator that such expenses have been paid.

     The Partnership has entered into various contracts for the supply and transportation of natural gas to the Project. Natural gas is being supplied by Renaissance Energy Ltd. (a Canadian corporation) from dedicated reserves. Transportation of natural gas by pipelines is by TransCanada Pipelines Limited from Burstall, Saskatchewan, Canada to Emerson, Manitoba, Canada; by Great Lakes Gas Transmission Company to Crystal Falls, Michigan; by ANR Pipeline Company to Lebanon, Ohio; by CNG Transmission Corporation to West Schenectady, New York; and by NIMO to the Facility.

(7), Continued

     The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

     In addition, the Facility has the capacity to utilize Number 2 fuel oil as an alternative fuel. The Partnership maintains an open account with Sprague Energy Corporation to purchase such fuel.

     Contingencies

     The Partnership and certain related parties, including the general and limited partners, have been named as defendants in a lawsuit. The plaintiff alleges that on or about October 11, 1988, the plaintiff was awarded the contracts for the construction of the Facility and a separate cogeneration facility located in Carthage, New York. The complaint alleges breach of contract, unjust enrichment, promissory estoppel, fraud and/or negligent misrepresentation. The plaintiff is seeking $7,446,000 in damages under its causes of action, plus unspecified punitive damages from all parties named in the lawsuit.

     On January 15, 1991, the defendants answered the complaint and denied all the material allegations and asserted various affirmative defenses. On February 28, 1995, the defendants filed a motion for summary judgment dismissing plaintiff's claims. On May 22, 1996, the court dismissed the claim alleging breach of contract. The court declined to issue a summary judgement ruling on the remaining claims. On September 25, 1996, the defendents appealed the court's failure to dismiss the remaining claims. The plaintiff appealed the court's dismissal of the claim alleging breach of contract. The appellate court has scheduled oral argument on the appeals for March 12, 1997. Management and legal counsel believe that the lawsuit has little or no merit. The ultimate outcome of this litigation cannot presently be determined.

(8) Related-party Transactions

     Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. Administrative fee amounts in 1996, 1995 and 1994 were $328,843, $318,278 and $307,488, respectively.

     As of December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp Carthage L.P. (KBC) and Kamine/Besicorp Natural Dam L.P. (KBND). The agreement allows the Partnership to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBC or KBND are required when there are insufficient funds available to pay certain current obligations. At December 31, 1996 and 1995, there were no outstanding amounts due to or from KBC and KBND.

(8), Continued

     On December 22, 1994, the Partnership advanced $2,637,973 to Kamine/Besicorp GlenCarthage Partnership. The loan receivable is payable in quarterly installments over 12 years and carries an interest rate based on either the Commercial Paper Rate or the annual yield on ten-year U.S. Treasury obligations, as defined, plus 4.5%. The interest rate was fixed on December 1, 1995 at 10.21%, based on the ten-year U.S. Treasury at that time, plus 4.5%.

     The Partnership has an agreement with the two developers for additional fees for development work, management and administrative services. These fees (cash flow fees and contract rights) have been assigned by the developers to Kamine/Besicorp GlenCarthage Partnership in which the developers are partners. This partnership has the right to receive these fees when the Partnership has sufficient funds available in accordance with payment priority, provided that the developers provide management and administrative services. The contract rights, as defined, are payable through March 31, 2007. For 1996, 1995 and 1994, the Partnership recorded contract rights expense of $994,639, $2,703,132 and $814,556, respectively. Cash flow fees are payable over the life of the Project based on 8.5% of cash flows from operations, as defined. Cash flow fees paid to related parties in 1996 and 1995 were $481,622 and $69,070, respectively. There were no cash flow fees paid in 1994.